UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20FR12B

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 9, 2024

Commission File Number: 001-41138

NEUROMIND AI CORP.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Bahnhofstrasse 3

Hergiswil Nidwalden, Switzerland 6052(Address of Principal Executive Offices)

Eyal Perez

Bahnhofstrasse 3

Hergiswil Nidwalden, Switzerland 6052Telephone: +41 78 607 99 01

Email: ep@genfunds.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	OTCPK: GGAUF	N/A
Class A ordinary shares par value $0.0001 per share, included as part of the units	OTCPK: GGAAF	N/A
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	OTCPK: GGAAWF	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 15, 2024: 13,637 Class A ordinary shares, par value $0.0001 per share, and 6,325,000 Class B ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20FR12B (including information incorporated by reference herein, the “Report”) is being filed by NeuroMind AI Corp., a Cayman Islands exempted company (“PubCo”). Unless otherwise indicated, “we,” “us,” “our,” “PubCo,” and the “Company”, and similar terminology refer to NeuroMind AI Corp., an exempted company incorporated under the laws of the Cayman Islands.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024 (the “Proxy Statement”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

The Business Combination

As previously reported, on November 20, 2023 Genesis Growth Tech Acquisition Corp. (“Genesis SPAC”) entered into a Contribution and Business Combination Agreement (the “Agreement”) with Genesis Growth Tech LLC, a Cayman Islands limited liability company (“Genesis Sponsor”) which is included as an exhibit to this Report as Exhibit 2.1.

As previously reported on the Current Report on Form 8-K filed by Genesis SPAC with the SEC on May 24, 2024 Genesis SPAC held an extraordinary general meeting of shareholders (the “EGM”), at which holders of 5,852,011 or 91.34% ordinary shares of Genesis SPAC ( the “Genesis SPAC Ordinary Shares”) were present in person or by proxy, constituting a quorum for the transaction of business. Only shareholders of record as of the close of business on March 22, 2024, the record date (the “Record Date”) for the EGM, were entitled to vote at the EGM. As of the Record Date, 6,406,520 ordinary shares of Genesis SPAC were outstanding and entitled to vote at the EGM.

At the EGM, Genesis SPAC’s shareholders voted to approve the proposals outlined in the definitive proxy statement filed by Genesis SPAC with the SEC on May 10, 2024 (the “Proxy Statement”), including, among other things, the adoption of the Agreement and approval of the transactions contemplated by the Agreement, as described in the section titled “Shareholder Proposal No. 1 – The Business Combination Proposal” beginning on page 122 of the Proxy Statement. Pursuant to the Agreement, among other things, (a) Genesis Sponsor will contribute, transfer, convey, assign and deliver to Genesis SPAC all of Genesis Sponsor’s rights, title and interest in and to a portfolio of patents acquired by Genesis Sponsor to and which includes (i) the Assigned Patent Rights, including the Additional Rights, as such terms are defined in the Patent Purchase Agreement, and (ii) all other intellectual property rights acquired by the Sponsor under that certain Patent Purchase Agreement, effective as of September 21, 2023 (as amended by the First Amendment to Patent Sale Agreement dated November 14, 2023 and as it may be further amended from time to time, the “Patent Purchase Agreement”), by and between Genesis Sponsor and MindMaze Group SA, a Swiss corporation (“MindMaze”), and (b) Genesis SPAC will pay to Genesis Sponsor one thousand dollars ($1,000) and will assume and agree to perform and discharge all of Genesis Sponsor’s obligations under the Patent Purchase Agreement, including the obligation to pay to MindMaze a purchase price of $21 Million (the “MindMaze IP Purchase Price”) on or prior to August 30, 2024 and the obligation to share fifty percent (50%) of the gross amounts received under the Patent Purchase Agreement with MindMaze after the threshold amount of $44,000,000 is received by Genesis SPAC, on the terms and subject to the conditions set forth in the Patent Purchase Agreement , including that the Patent Purchase Agreement grants a worldwide royalty-free license back to the MindMaze (collectively, the “Business Combination”).

On May 21, 2024 shareholders holding 67,883 of Genesis SPAC’s public ordinary shares exercised their right to redeem such shares, after giving effect to certain redemption elections prior to Closing, for a pro rata portion of the funds in Genesis SPAC’s trust account (the “Trust Account”). As a result, approximately $890,184.43 (approximately $13.11 per share) will be removed from the Trust Account to pay such holders. Following redemptions, the Company will have 13,637 public ordinary shares outstanding.

In connection with the Business Combination, Genesis SPAC changed its name to “NeuroMind AI Corp.”

On August 9, 2024 (the “Closing Date”), the Business Combination was completed (the “Closing”).

Warrant Exchange Agreement

On July 30, 2024, Genesis SPAC and Genesis Sponsor entered into a warrant exchange agreement (the “Warrant Exchange Agreement”), pursuant to which, in connection with the closing of the Business Combination, 8,875,000 private placement warrants will be cancelled in full and, in consideration therefor, Genesis SPAC will issue an aggregate 221,875,000 Class A ordinary shares to Genesis Sponsor on a private placement basis.

The foregoing description of the Warrant Exchange Agreement is qualified in its entirety by the full text of the Warrant Exchange Agreement, which is attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Proxy Statement in the section entitled “Management of Genesis SPAC and of the Post-Combination Company” and is incorporated herein by reference. The business address of each of the officers and directors is c/o NeuroMind AI Corp., Bahnhofstrasse 3, Hergiswil Nidwalden, Switzerland 6052.

B. Advisors

Not applicable.

C. Auditors

MaloneBailey, LLP, Houston, Texas has acted as the Company’s independent registered public accountant since 2023. Following the consummation of the Business Combination, MaloneBailey shall continue to act as the Company’s independent registered public accounting firm.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Financial Information

NeuroMind AI is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. The following tables present NeuroMind AI’s selected historical financial information for the periods and as of the dates indicated. The information was derived from NeuroMind AI’s historical financial statements.

The information is only a summary and should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this filing. NeuroMind’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Period from March 17, 2021 (Inception) through December 31, 2021
Selected Statement of Operations Data:
Total expenses	$(281,151)	$(1,239,097)	$(3,296,600)	$(110,069)
Other income – income earned on Investments held in Trust Account	$13,640	$1,660,450	$3,634,473	$678
Net income (loss) attributable to ordinary shareholders	$(267,511)	$421,353	$337,873	$(109,391)
Per Share Data:
Weighted average number of shares of redeemable Class A ordinary shares outstanding – basic and diluted	81,520	3,822,473	25,300,000	1,566,552
Basic and diluted net income (loss) per share of redeemable Class A ordinary shares	$(0.04)	$0.04	$0.01	$(0.02)
Weighted average number of shares of Class B ordinary shares outstanding – basic and diluted	6,325,000	6,325,000	6,325,000	4,203,707
Basic and diluted net income (loss) per share of Class B ordinary shares	$(0.04)	$0.04	$0.01	$(0.02)

	March 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Selected Balance Sheet Data:
Total assets	$1,062,222	$1,048,582	$264,369,467	$259,164,811
Total liabilities	$5,620,162	$5,339,011	$19,424,230	$14,557,447
Class A ordinary shares that may be redeemed in connection with the Business Combination	$962,222	$948,582	$262,860,151	$256,795,000
Total stockholders’ (deficit) equity	$(5,520,162)	$(5,239,011)	$(17,914,914)	$(12,187,636)

	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Period from March 17, 2021 (Inception) through December 31, 2021
Selected Cash Flow Data:
Net cash (used in) provided by operating activities	$(343,688)	$(1,071,084)	$(896,328)	$(32,572)
Net cash provided by (used in) investing activities	$--	$264,772,614	$(1,405,595)	$(259,120,000)
Net cash (used in) provided by financing activities	$343,688	$(263,701,530)	$2,301,923	$259,152,572

Information responsive to Item 2 of Form 10 is set forth in the Proxy Statement in the section titled “Genesis SPAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 95, and that information is incorporated herein by reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Quarter Ended March 31, 2024

Results of Operations

Our entire activity since inception up to March 31, 2024, was in preparation for our formation and our Initial Public Offering, and, subsequent to our Initial Public Offering, identifying a target company for a Business Combination.

For the three months ended March 31, 2024, we had a net loss of approximately $267,000, which consisted of income from investments held in the Trust Account of approximately $14,000, offset by general and administrative expenses of approximately $251,000 and $30,000 in general and administrative expenses for related party.

For the three months ended March 31, 2023, we had net income of approximately $1,353,000, which consisted of income from investments held in the Trust Account of approximately $1.6 million, offset by general and administrative expenses of $234,009 and $30,000 in general and administrative expenses for related party, relating to the December 8, 2021 agreement entered into with the Sponsor, pursuant to which the Company agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month through the earlier of the consummation of the initial Business Combination and the Company’s liquidation.

Liquidity and Capital Resources

As of March 31, 2024, we have $0 cash and a working capital deficit of $5,620,162.

For the quarter ended March 31, 2024, we had net cash used in operating activities of $343,688, compared to $143,198 for the quarter ended March 31, 2023, which for the 2024 period was mainly due to $13,640 of paid-in-kind interest income on investments held in the trust account and $267,511 of net loss and $62,537 for other operating activities, and for the March 31, 2023 period was mainly due to $1,616,602 of paid-in-kind interest income on investments held in the trust account and $1,352,593 of net income and $120,811 for other operating activities.

We had net cash provided by investing activities of $0 for the quarter ended March 31, 2024, compared to $263,468,612 for the quarter ended March 31, 2023, which for the 2023 period was mainly due to $263,325,414 of cash withdrawn from the trust account in connection with redemptions and $143,198 operating expenses being paid by a related party.

We had $343,688 of net cash provided by financing activities for the quarter ended March 31, 2024, compared $263,325,414 used in financing activities for the quarter ended March 31, 2023 .. During the quarter ended March 31, 2024, cash flows from financing activities consisted of 129,511 and $214,177 in proceeds from note payable to related party, and proceeds received from advances from related party, respectively. During the quarter ended March 31, 2023, cash flows used in financing activities consisted of a redemption of Ordinary Shares of $263,325,414.

Prior to the completion of our Initial Public Offering, our liquidity needs were satisfied through (i) $25,000 paid by our Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares to our Sponsor and (ii) the receipt of a loan of up to $500,000 from our Sponsor under the Note. Prior to the completion of our Initial Public Offering, we borrowed approximately $453,000 under the Note, which was fully repaid in March 2022. The net proceeds from (i) the sale of the units in our Initial Public Offering, after deducting non-reimbursed offering expenses of approximately $738,000, underwriting commissions of $2,530,000, and (ii) the sale of the Private Placement Warrants for a purchase price of $8,875,000, was $258,645,000. Of that amount, $257,148,600 was initially placed in the Trust Account. In connection with the Extension EGM and as a result of the redemption of public shares by our public shareholders, approximately $1.1 million remained in the Trust Account as of March 31, 2024. The proceeds held in the Trust Account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

We closed our Business Combination on August 9, 2024, as a result of the closing of our Business Combination, we received $178,781 from our Trust Account which will be used as working capital to finance our operations.

As a result of our public shareholders electing to exercise their redemption rights for approximately 95%of our public shares in connection with our Business Combination, we will need to obtain additional financing to meet the terms of our Patent Purchase Agreement, in which case we may issue additional securities or incur debt in connection with such Business Combination.

In connection with our assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” we have determined that liquidity needs raises substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company’s business are described in the Proxy Statement in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Genesis SPAC

Genesis SPAC is a blank check company incorporated on March 17, 2021 as a Cayman Islands exempted company limited by shares and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Genesis SPAC is an emerging growth company and, as such, Genesis SPAC is subject to all of the risks associated with emerging growth companies. All of Genesis SPAC’s activities since inception have related to its formation and initial public offering, and since the closing of the initial public offering, a search for a business combination candidate.

Genesis SPAC Public Units, Genesis SPAC Public Shares and Genesis SPAC Public Warrants currently trade on the OTC under the symbols “GGAUF”, “GGAF” and “GGAWF”, respectively. Genesis SPAC’s principal place of business is located at Bahnhofstrasse 3, Hergiswil Nidwalden, Switzerland and its telephone number is +41 78 607 99 01.

Genesis Sponsor

Genesis Sponsor was incorporated in the Cayman Islands on March 17, 2021 with Eyal Perez as the sole Manager and Managing Member On September 21, 2023, Genesis Sponsor entered into that certain Patent Purchase Agreement, effective as of September 21, 2023 (as amended by the First Amendment to Patent Sale Agreement dated November 14, 2023 and as it may be further amended from time to time, the “Patent Purchase Agreement”), by and between Genesis Sponsor and MindMaze Group SA, a Swiss corporation (“MindMaze”).

Genesis Sponsor’s principal place of business is located at Bahnhofstrasse 3, Hergiswil Nidwalden, Switzerland and its telephone number is +41 78 607 99 01.

On November 20, 2023, Genesis Growth Tech Acquisition Corp., a Cayman Islands exempted company (“Genesis SPAC”), entered into that certain Contribution and Business Combination Agreement (the “Agreement”), by and between Genesis SPAC and Genesis Growth Tech LLC, a Cayman Islands limited liability company (“Genesis Sponsor”), pursuant to which, among other things, (a) Genesis Sponsor will contribute, transfer, convey, assign and deliver to Genesis SPAC all of Genesis Sponsor’s rights, title and interest in and to a portfolio of patents acquired by Genesis Sponsor pursuant to that certain Patent Purchase Agreement, effective as of September 21, 2023 (as amended by the First Amendment to Patent Sale Agreement dated November 14, 2023 and as it may be further amended from time to time, the “Patent Purchase Agreement”), by and between Genesis Sponsor and MindMaze Group SA, a Swiss corporation (“MindMaze”), and which includes (i) the Assigned Patent Rights, including the Additional Rights, as such terms are defined in the Patent Purchase Agreement, and (ii) all other intellectual property rights acquired by the Sponsor under the Patent Purchase Agreement, and (b) Genesis SPAC will pay to Genesis Sponsor one thousand dollars ($1,000) and will assume and agree to perform and discharge all of Genesis Sponsor’s obligations under the Patent Purchase Agreement, including the obligation to pay to MindMaze a purchase price of $21 Million (the “MindMaze IP Purchase Price”) on or prior to August 30, 2024 and the obligation to share fifty percent (50%) of the gross amounts received under the Patent Purchase Agreement with MindMaze after the threshold amount of $44,000,000 is received by Genesis SPAC, on the terms and subject to the conditions set forth in the Patent Purchase Agreement, including that the Patent Purchase Agreement grants a worldwide royalty-free license back to the MindMaze (collectively, the “Transaction” or the “Business Combination”). In addition, the Patent Purchase Agreement grants a worldwide royalty-free license back to the MindMaze.

B. Business Overview

A description of the business of the Company is included in the Proxy Statement in the sections entitled ” Information About Genesis SPAC,” “Information About Genesis Sponsor and the Contributed Assets and Obligations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Genesis SPAC,” which is incorporated herein by reference.

C. Organizational Structure

The Company is a Cayman Islands exempted company with no subsidiaries.

D. Property, Plants and Equipment

The Company’s principal place of business is located at Bahnhofstrasse 3, Hergiswil Nidwalden, Switzerland and its telephone number is +41 78 607 99 01.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of the Company is included in the Proxy Statement in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Genesis SPAC” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Management of Genesis SPAC and of the Post-Combination Company” in the Proxy Statement.

B. Compensation

To date the Company’s executive officers and directors have not received any compensation. However, the Warrant Exchange Agreement by and between Genesis SPAC and Genesis Sponsor will be accounted for as a Warrant Modification Recognized as Compensation pursuant to ASC 815-40-55-52 and expensed pursuant to ASC 718-20-35. The amount to be recognized as an expense will be the fair value of the 221,875,000 Class A shares issued by the Company reduced by the fair value of the 8,875,000 warrants received by the Company in the exchange.

C. Board Practices

See “Management of Genesis SPAC and of the Post-Combination Company” in the Proxy Statement.

D. Employees

The Company currently has two officers, Mr. Eyal Perez, Chairman of the Board, Director, Chief Executive Officer and Chief Financial Officer and Mr. Michael Lahyani, Co-Executive Chairman of the Board, Director, Chief Strategy Officer and President.

E. Share Ownership

Ownership of Company shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of August 15, 2024, immediately after the consummation of the Business Combination by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of shares of our Ordinary Shares;

●	each of our current executive officers and directors;

●	all executive officers and directors of the combined company as a group upon the closing of the Business Combination.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, the Company believes, based on the information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all Company Ordinary Shares that they beneficially own, subject to applicable community property laws. Any Company Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of Company Ordinary Shares and Voting Percentage is based on 228,200,000 Ordinary Shares outstanding upon consummation of the Business Combination on August 9, 2024, and assumes the issuance of 221,875,000 Class A ordinary shares to Genesis Sponsor on a private placement basis in exchange for 8,875,000 private placement warrants, pursuant to the Warrant Exchange Agreement.

	Ordinary Shares
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Common Stock	Voting Percentage
Directors and Executive Officers(1)
Eyal Perez(2) (3)	227,725,625	99.8%	99.8%
Michael Lahyani
Cem Habib
All executive officers and directors as a group (3 individuals)	227,725,625	99.8%	99.8%

5% or More Stockholders:
Genesis Growth Tech LLC.(2) (3)	227,725,625	99.8%	99.8%
Olivier Plan(4)	1,500,000	*	*
Nomura Securities	474,375	*	*

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the entities, directors and executives in this table is Bahnhofstrasse 3, 6052 Hergiswil, Nidwalden, Switzerland.

(2)

Represents Founder Shares that are automatically convertible into Class A Ordinary Shares at the Closing, subject to adjustment, unless earlier converted into Class A Ordinary Shares at the option of the holder thereof. The Founder Shares will automatically convert into Class A Ordinary Shares (which such Class A Ordinary Shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions from the Trust Account if we fail to consummate an initial business combination) at the time of our initial business combination or earlier at the option of the holders thereof at a ratio such that the number of Class A Ordinary Shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of our IPO, plus (ii) the total number of Class A Ordinary Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the company in connection with or in relation to the consummation of our initial business combination, excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, deemed issued, or to be issued, to any seller in our initial business combination and any private placement warrants issued to our Sponsor, any of its affiliates or any members of our management team upon conversion of working capital loans. In no event will the Founder Shares convert into Class A Ordinary Shares at a rate of less than one-to-one. Percentage ownership assumes all shares are converted to Class A Ordinary Shares on a one-for-one basis.

(3)	Represents the interests directly held by Genesis Growth Tech LLC, our Sponsor. Mr. Eyal Perez is the managing member of our Sponsor. As such, he may be deemed to have beneficial ownership of the Founder Shares held directly by the Sponsor. Mr. Perez disclaims any beneficial ownership of the Founder Shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)	Mr. Olivier Plan, a business associate of Mr. Perez, has provided operational and other funding to the Sponsor. Although Mr. Plan is neither a shareholder nor an officer or director of either the Sponsor or our Company, pursuant to an understanding between the Sponsor and Mr. Plan, Mr. Plan may be deemed to have an indirect beneficial interest in up to 1,500,000 Founder Shares held by the Sponsor. Mr. Plan’s business address is One Monte-Carlo, Place du Casino, 98000 Monaco.

B. Related Party Transactions

Related party transactions of PubCo are described in the Proxy Statement in the section entitled “Certain Relationships and Related Person Transactions” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s units, ordinary shares and warrants now trade on the OTC under the symbols OTCPK: GGAUF, GGAAF and GGAWF, respectively. It is expected that the securities of the Post-Combination Company will continue to trade on the OTC.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s units, ordinary shares and warrants now trade on the OTC under the symbols OTCPK: GGAUF, GGAAF and GGAWF, respectively. It is expected that the securities of the Post-Combination Company will continue to trade on the OTC.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

At the EGM, the Company’s stockholders also approved a Fourth Amended and Restated Memorandum and Articles of Association (“Amended Charter”) to, among other things, change Genesis SPAC’s name to “NeuroMind AI Corp.,” increase the total number of authorized ordinary shares to 500,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each, as well as 5,000,000 preference shares of a par value of US$0.0001 each, and remove blank check provisions and to replace the amended and restatement memorandum and articles of association following the consummation of the Business Combination. The Amended Charter, which became effective upon filing with the General Registry of the Cayman Islands on July 31, 2024, includes the amendments proposed by the Charter Amendment Proposal.

A copy of the Amended Charter is attached hereto as Exhibit 3.1, and is incorporated herein by reference.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Fourth Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

The Fourth Amended and Restated Memorandum and Articles of Association of NeuroMind AI Corp. as adopted by special resolution dated May 21, 2024 is filed herewith as Exhibit 3.1 to this Form 20FR12B.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is the offices of Forbes Hare Trust Company, Cassia Court, Camana Bay, Suite 716, 10 Market Street, Grand Cayman KY1-9006 Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

According to Clause 3 of our Fourth Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Proxy Statement in the section entitled “Description of Genesis SPAC’s Securities and the Securities of the Post-Combination Company,” which is incorporated herein by reference.

C. Material Contracts

As of the date of this Report, our only material contracts are (1) the Warrant Exchange Agreement, dated July 30, 2024, by and between Genesis SPAC and Genesis Sponsor, pursuant to which, in connection with the closing of the Business Combination, 8,875,000 private placement warrants will be cancelled in full and, in consideration therefor, Genesis SPAC will issue an aggregate 221,875,000 Class A ordinary shares to Genesis Sponsor on a private placement basis and (2) the Patent Purchase Agreement, each of which are filed as exhibits to this Report.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Proxy Statement in the sections entitled “U.S. Federal Income Tax Considerations” and “Cayman Islands Tax Consideration” which are incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20FR12B containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are not required to provide the information otherwise required under this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

[Not applicable]

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We are an early stage enterprise with limited business operations. We do not consider that we face significant cybersecurity risk and have not adopted any cybersecurity risk management program or formal processes for assessing cybersecurity risk. Our board of directors is generally responsible for the oversight of risks from cybersecurity threats, if any. We have not encountered any cybersecurity incidents since our inception.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

NEUROMIND AI CORP.

(FORMERLY KNOWN AS GENESIS GROWTH TECH ACQUISITION CORP.)

UNAUDITED CONSOLIDATED BALANCE SHEETS

UNAUDITED

	March 31, 2024	December 31, 2023
Assets:
Investments held in Trust Account	$1,062,222	$1,048,582
Total Assets	$1,062,222	$1,048,582

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable & accrued expenses	$2,875,985	$2,938,522
Advances from related party	214,177	—
Note payable - related party	2,530,000	2,400,489
Total Liabilities	5,620,162	5,339,011

Commitments and Contingencies
Class A ordinary shares subject to possible redemption; 81,520 shares at redemption value of approximately $11.80 and $11.64 per share at March 31, 2024 and December 31, 2023, respectively	962,222	948,582

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no non-redeemable shares issued or outstanding	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 6,325,000 shares issued and outstanding	633	633
Additional paid-in capital	—	—
Accumulated deficit	(5,520,795)	(5,239,644)
Total shareholders’ deficit	(5,520,162)	(5,239,011)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$1,062,222	$1,048,582

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NEUROMIND AI CORP.

(FORMERLY KNOWN AS GENESIS GROWTH TECH ACQUISITION CORP.)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended
	March 31,
	2024	2023
General and administrative expenses	$251,151	$234,009
General and administrative expenses - related party	30,000	30,000
Loss from operations	(281,151)	(264,009)

Other income:
Paid-in-kind interest income on investments held in Trust Account	13,640	1,616,602
Total other income	13,640	1,616,602

Net (loss) income	$(267,511)	$1,352,593

Weighted average Class A ordinary shares - basic and diluted	81,520	14,940,427
Basic and diluted net (loss) income per share, Class A ordinary shares	$(0.04)	$0.06
Weighted average Class B ordinary shares - basic and diluted	6,325,000	6,325,000
Basic and diluted net (loss) income per share, Class B ordinary shares	$(0.04)	$0.06

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NEUROMIND AI CORP.

(FORMERLY KNOWN AS GENESIS GROWTH TECH ACQUISITION CORP.)

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2024

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - December 31, 2023	—	$—	6,325,000	$633	$—	$(5,239,644)	$(5,239,011)
Increase in redemption value of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(13,640)	(13,640)
Net loss	—	—	—	—	—	(267,511)	(267,511)
Balance - March 31, 2024	—	$—	6,325,000	$633	$—	$(5,520,795)	$(5,520,162)

FOR THE THREE MONTHS ENDED MARCH 31, 2023

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - December 31, 2022	—	$—	6,325,000	$633	$—	$(17,915,547)	$(17,914,914)
Waiver of deferred underwriting fee	—	—	—	—	—	13,915,000	13,915,000
Increase in redemption value of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(1,616,602)	(1,616,602)
Net income	—	—	—	—	—	1,352,593	1,352,593
Balance - March 31, 2023	—	$—	6,325,000	$633	$—	$(4,264,556)	$(4,263,923)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NEUROMIND AI CORP.

(FORMERLY KNOWN AS GENESIS GROWTH TECH ACQUISITION CORP.)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(267,511)	$1,352,593
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Paid-in-kind interest income on investments held in Trust Account	(13,640)	(1,616,602)
Changes in operating assets:
Prepaid expenses	—	58,750
Accounts payable & accrued expenses	(62,537)	62,061
Net cash used in operating activities	(343,688)	(143,198)

Cash Flows from Investing Activities:
Due from related party	—	143,198
Cash withdrawn from Trust Account in connection with redemption	—	263,325,414
Net cash provided by investing activities	—	263,468,612

Cash Flows from Financing Activities:
Proceeds from note payable to related party	129,511	—
Proceeds received from advances from related parties	214,177	—
Redemption of ordinary shares	—	(263,325,414)
Net cash provided by (used in) financing activities	343,688	(263,325,414)

Net change in cash	—	—
Cash - beginning of the period	—	—
Cash - end of the period	$—	$—

Supplemental disclosure of noncash financing activities:
Waiver of deferred underwriting fee	$—	$13,915,000
Accretion of common share subject to redemption	$13,640	$1,616,602

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NEUROMIND AI CORP.

(FORMERLY KNOWN AS GENESIS GROWTH TECH ACQUISITION CORP.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

NeuroMind AI Corp. (f/k/a Genesis Growth Tech Acquisition Corp.) (the “Company”) was incorporated as a Cayman Islands exempted company on March 17, 2021. On May 21, 2024, shareholders of the Company approved to change the name of the Company from Genesis Growth Tech Acquisition Corp. to NeuroMind AI Corp. as a result of the Contribution and Business Combination Agreement (see Note 5). The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of March 31, 2024, the Company had not commenced any operations. All activity for the period from March 17, 2021 (inception) through March 31, 2024, relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income from the proceeds derived from the Initial Public Offering and placed in a Trust Account (as defined below).

The Company’s sponsor is Genesis Growth Tech LLC, a Cayman Islands limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on December 8, 2021. On December 13, 2021, the Company consummated its Initial Public Offering of 22,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $220.0 million and incurring offering costs of approximately $19.0 million, of which $12.1 million was for deferred underwriting fees for costs relating to the Initial Public Offering. The Company granted the underwriters a 45-day option to purchase up to an additional 3,300,000 Units at the Initial Public Offering price to cover over-allotments. On December 21, 2021, the underwriters pursuant to the full exercise of the over-allotment option, purchased 3,300,000 Units. The over-allotment units were sold at the offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $33.0 million. The Company incurred additional offering costs of approximately $2.1 million in connection with the over-allotment, of which approximately $1.8 million was for deferred underwriting commissions (see Note 5). On January 26, 2023, Nomura Securities International, Inc. (“Nomura”) the underwriter for the initial public offering of the Company, pursuant to a letter dated as of the same date, waived its entitlement to the payment of the deferred underwriting discount then payable to Nomura in connection with the Initial Public Offering and pursuant to the prior underwriting agreement between Nomura and the Company dated December 8, 2021. Other than such waiver, the letter did not waive any rights or obligations of the Company or Nomura which survive the termination of the underwriting agreement.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 8,050,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $8.1 million. In connection with the full exercise of the over-allotment option on December 21, 2021, the Sponsor purchased an additional 825,000 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant, generating additional gross proceeds to the Company of $825,000 (Note 4).

Upon the closing of the Initial Public Offering, the over-allotment and the Private Placement, $253 million (or $10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering, the over-allotment and the Private Placement Warrants in the Private Placement were placed in a trust account (“Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and will invest only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. Except with respect to interest and other income earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, and up to $100,000 for dissolution costs, the proceeds from the Initial Public Offering, the over-allotment and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of an initial Business Combination, (ii) the redemption of the Company’s public shares if the Company does not complete an initial Business Combination within the Combination Period (as defined below), subject to applicable law, or (iii) the redemption of the Company’s Public Shares properly submitted in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, the over-allotment and the sale of Private Placement Warrants. Although substantially all of the net proceeds are intended to be applied generally towards consummating a Business Combination, there is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest and other income earned on the Trust Account) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide holders (the “Public Shareholders”) of its Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest and other income earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s income taxes, if any, divided by the number of the then-outstanding Public Shares, subject to the limitations described herein. As of March 31, 2024 and December 31, 2023, the amount in the Trust Account was approximately $11.80 and $11.64 per Public Share, respectively.

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the liquidation, if there is a shareholder vote or tender offer in connection with the initial Business Combination and in connection with certain amendments to the Company’s memorandum and articles of association then in existence. In accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”), paragraph 10-S99, redemption provisions not solely within the control of a company require ordinary shares subject to redemption to be classified outside of permanent equity. Accordingly, all of the Public Shares are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of Class A ordinary shares classified as temporary equity was the allocated amount of the proceeds. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company will elect to recognize the changes in redemption value immediately. The change in redemption value was recognized as a one-time charge against additional paid-in capital (to the extent available) and accumulated deficit. The Public Shares are redeemable and are classified as such on the balance sheet until such date that a redemption event takes place. Additionally, each Public Shareholder may elect to redeem its Public Shares irrespective of whether it votes for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination.

Notwithstanding the foregoing, the Company’s second amended and restated memorandum and articles of association (the “Second A&R Articles”) provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the Initial Public Offering, without the prior consent of the Company.

Pursuant to the terms of the Company’s memorandum and articles of association then existing, in order to extend the period of time to consummate an initial Business Combination, the Sponsor deposited $2,530,000 into the Trust Account on December 9, 2022, for a three-month extension expiring on March 13, 2023. On February 22, 2023, the shareholders approved an amendment to the amended and restated memorandum and articles of association to extend the deadline to complete an initial Business Combination from March 13, 2023 to September 13, 2023 (the “Extension Amendment Proposal”). The Company has until 21 months from the closing of the Initial Public Offering, or September 13, 2023 (the “Combination Period”), to consummate the initial Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest and other income earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

In connection with the Extension Amendment Proposal, shareholders elected to redeem 25,198,961 Class A ordinary shares in the Company, representing approximately 99.6% of the issued and outstanding Class A ordinary shares in the Company, for a pro rata portion of the funds in the Company’s trust account. As a result, $263,325,414 (approximately $10.45 per share) was debited from the Company’s trust account to pay such holders.

The Company’s Sponsor, executive officers, directors and director nominees (the “initial shareholders”) agreed not to propose any amendment to the Second A&R Articles (A) that would modify the substance or timing of the Company’s obligation to provide holders of the Class A ordinary shares the right to have their shares redeemed in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination by September 13, 2023 or (B) with respect to any other provision relating to the rights of holders of the Class A ordinary shares, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest and other income earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any, divided by the number of the then-outstanding Public Shares.

The Sponsor, officers and directors agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders or members of the Company’s management team acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amount will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On August 31, 2023, GGAA held a second extraordinary general meeting of shareholders at which holders of 5,883,786 ordinary shares in the Company were present virtually or by proxy, representing approximately 92% of the voting power of the 6,426,039 ordinary shares issued and outstanding entitled to vote at the Extraordinary General Meeting at the close of business on August 7, 2023, which was the record date for the Extraordinary General Meeting. In connection with the Second Extension Amendment Proposal, Shareholders holding an aggregate of 19,519 Class A ordinary shares of GGAA, representing approximately 0.3% of the issued and outstanding Class A ordinary shares in GGAA, elected to redeem such shares for a pro rata portion of the funds in GGAA’s trust account. As a result, approximately $246,605 (approximately $12.63 per share) was debited from the Company’s trust account to pay such holders. At this meeting shareholders of the Company also proposed and approved an additional extension proposal extending the timeline in which the Company can consummate a business combination from September 13, 2023 to December 13, 2024.

Terminated Business Combination

On August 22, 2022, the Company, and Biolog-ID, a société anonyme organized under the laws of France (“Biolog-id”), signed a memorandum of understanding (the “MoU”) with respect to the contemplated merger of the Company with and into Biolog-id (the “Biolog Merger”) with Biolog-id as the continuing company following closing of the Merger and related transactions pursuant to the Business Combination Agreement in the form attached to the MoU. Under French law, no commitment with respect to the proposed Biolog Merger could be agreed prior to Biolog-id completing the consultation process with its social and economic committee (comité social et économique) (the “Works Council”). Biolog-id completed the Works Council consultation process and on August 26, 2022, the Company and Biolog-id entered into a Business Combination Agreement (the “BCA”).

By virtue of the Biolog-id Merger, each Company ordinary share issued and outstanding immediately prior to the effective time of the Biolog Merger (after giving effect to specified events) would be automatically cancelled and extinguished and exchanged for a number of ordinary shares of Biolog-id (received in the form of American Depositary Shares), as determined in accordance with the exchange ratio described in the BCA.

Effective March 6, 2023 and in accordance with Section 7.1(a) of the BCA, the Company and Biolog-id mutually agreed to terminate the BCA, pursuant to a termination agreement by and between the Company and Biolog-id (the “Termination Agreement”). Under the Termination Agreement, the Company waived and released all claims, obligations, liabilities and losses against Biolog-id and its Company Non-Party Affiliates (as defined therein), and Biolog-id waived and released all claims, obligations, liabilities and losses against the Company and its SPAC Non-Party Affiliates (as defined therein), arising or resulting from or relating to, directly or indirectly, the BCA, any other transaction documents, any of the transactions contemplated by the BCA or any other transaction documents, except for any terms, provisions, rights or obligations that expressly survive the termination of the BCA or set forth in the Termination Agreement.

Proposed Business Combination

On November 20, 2023, the Company, entered into that certain Contribution and Business Combination Agreement (the “Agreement”), by and between the Company and the Sponsor pursuant to which, among other things, (a) the Sponsor will contribute, transfer, convey, assign and deliver to the Company all of the Sponsor’s rights, title and interest in and to a portfolio of patents acquired by the Sponsor pursuant to that certain Patent Purchase Agreement, effective as of September 21, 2023 (as amended by the First Amendment to Patent Sale Agreement dated November 14, 2023 and as it may be further amended from time to time, the “Patent Purchase Agreement”), by and between the Sponsor and MindMaze Group SA, a Swiss corporation (“MindMaze”), and which includes (i) the Assigned Patent Rights, including the Additional Rights, as such terms are defined in the Patent Purchase Agreement, and (ii) all other intellectual property rights acquired by the Sponsor under the Patent Purchase Agreement, and (b) the Company will pay to the Sponsor one thousand dollars ($1,000) and will assume and agree to perform and discharge all of the Sponsor’s obligations under the Patent Purchase Agreement, including the obligation to pay to MindMaze a purchase price of $21 Million (the “MindMaze IP Purchase Price”) on or prior to May 31, 2024 (the “Outside Date”) and the obligation to share certain revenues with MindMaze, on the terms and subject to the conditions set forth in the Patent Purchase Agreement (collectively, the “Transaction”). The Company and the Sponsor then amended the Agreement, extending the Outside Date to August 30, 2024.

The Sponsor of the Company, currently owns 6,325,000 Class B ordinary shares of the Company, representing approximately 98.7% of the outstanding ordinary shares of the Company, and 8,875,000 warrants to purchase 8,875,000 Class A ordinary shares at $11.50 per share.

Pursuant to the Agreement, each of the parties to the Agreement has made customary representations, warranties and covenants in the Agreement, including covenants by the Sponsor not to dispose of or otherwise encumber the assets to be sold to the Company.

The Agreement may be terminated by the Company and Sponsor under certain circumstances, including, among others, (a) by mutual written agreement of the Company and Sponsor, (b) by either the Company or Sponsor if the closing has not occurred on or before on or before the latest of (i) December 13, 2024 and (ii) if one or more extensions to a date following December 13, 2024 are obtained at the election of Company, with a Company shareholder vote, in accordance with the Company’s amended and restated memorandum and articles of association, the last date for the Company to consummate a Business Combination pursuant to such extensions and (c) by either the Company or Sponsor if the Transaction is prohibited or made illegal by a final, non-appealable governmental order or law.

The board of directors of the Company has unanimously (a) approved and declared advisable the Agreement and the transactions contemplated by the Agreement, (ii) determined that the Transaction constitutes a “Business Combination” (as such term is defined in the amended and restated memorandum and articles of association of The Company), and (b) resolved to recommend approval of the Agreement and related matters by the Company’s shareholders.

On May 21, 2024, at 10:00 a.m. Eastern Time, the Company convened an extraordinary general meeting of shareholders (the “EGM”) for the purposes of, among other things, approving the Transaction. The EGM was held at the offices of Loeb & Loeb, LLP, 345 Park Avenue, New York, New York, and via teleconference. There were 5,852,011 ordinary shares of the Company present at said meeting in person or represented by proxy, which is 91.34% of the total outstanding shares, thereby constituting a quorum. The Transaction was approved by the shareholders at the EGM.

Company shareholders elected to redeem an aggregate of 67,883 ordinary shares in connection with the EGM.

Going Concern Consideration

As of March 31, 2024, the Company had a working capital deficit of approximately $5.6 million.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to cover certain expenses on behalf of the Company in exchange for issuance of Founder Shares (as defined in Note 4) and a loan from the Sponsor of approximately $453,000 under the Note (as defined in Note 4). Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement Warrants held outside of the Trust Account.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds under the Working Capital Loans (as defined and described in Note 4) as needed.

However, in connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) No. 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity needs, mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 13, 2024. The consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC. Accordingly, certain disclosures included in the annual financial statements have been or omitted from these consolidated financial statements as they are not required for interim consolidated financial statements under U.S. GAAP and the rules of the SEC. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected through December 31, 2024.

The accompanying unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on March 6, 2024. The financial information as of December 31, 2023, is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 6, 2024.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of the Company’s consolidated financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of March 31, 2024 and December 31, 2023, the Company had no cash and cash equivalents balance respectively.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Interest is received through the issuance of additional U.S. government treasury obligations and recorded as paid-in-kind interest income in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. As of March 31, 2024 and December 31, 2023, the Company held $1,062,222 and $1,048,582 in its Trust Account, respectively.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Financial Instruments

The Company evaluates its equity-linked financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recognized at fair value with subsequent changes in fair value recognized in the statements of operations each reporting period.

The Company accounted for the 12,650,000 warrants included in the Units sold in the Initial Public Offering and the 8,875,000 Private Placement Warrants in accordance with the guidance contained in ASC 815. Such guidance provides that the warrants described above are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of FASB ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting commissions and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Deferred underwriting commissions are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ deficit. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of its control and subject to the occurrence of uncertain future events. In connection with the Extension Amendment Proposal, shareholders elected to redeem 25,198,961 Class A ordinary shares in the Company, representing approximately 99.6% of the issued and outstanding Class A ordinary shares in the Company, for a pro rata portion of the funds in the Company’s trust account. As a result, $263,325,414 (approximately $10.45 per share) was debited from the Company’s trust account to pay such holders.

On August 31, 2023, GGAA held a second extraordinary general meeting of shareholders at which holders of 5,883,786 ordinary shares in the Company were present virtually or by proxy, representing approximately 92% of the voting power of the 6,426,039 ordinary shares issued and outstanding entitled to vote at the Extraordinary General Meeting at the close of business on August 7, 2023, which was the record date for the Extraordinary General Meeting. In connection with the Second Extension Amendment Proposal, Shareholders holding an aggregate of 19,519 Class A ordinary shares of GGAA, representing approximately 0.3% of the issued and outstanding Class A ordinary shares in GGAA, elected to redeem such shares for a pro rata portion of the funds in GGAA’s trust account. As a result, approximately $246,605 (approximately $12.63 per share) was debited from the Company’s trust account to pay such holders. Accordingly, as of March 31, 2024 and December 31, 2023, 81,520 Class A ordinary shares subject to possible redemption, respectively are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

Under ASC 480-10-S99, the Company has to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount. The change in the carrying value of redeemable shares of Class A ordinary shares is treated as a deemed dividend, which results in charges against additional paid-in capital and accumulated deficit.

The Class A ordinary shares subject to possible redemption reflected on the accompanying balance sheets are reconciled on the following table:

Class A ordinary shares subject to possible redemption as of December 31, 2022	$262,860,151
Less:
Redemption of ordinary shares	(263,572,019)
Plus:
Increase in redemption value of Class A ordinary shares subject to possible redemption	1,660,450
Class A ordinary shares subject to possible redemption as of December 31, 2023	$948,582
Plus:
Increase in redemption value of Class A ordinary shares subject to possible redemption	13,640
Class A ordinary shares subject to possible redemption as of March 31, 2024	$962,222

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares, which assumes a business combination as the most likely outcome. Net income per ordinary share is calculated by dividing the net income by the weighted average number of ordinary shares outstanding for the respective period.

Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. The calculation of diluted net income does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering (including the consummation of the Over-allotment) and the private placement warrants to purchase an aggregate of 21,525,000 shares of Class A ordinary shares in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method.

The tables below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of ordinary shares:

	For the Three Months Ended March 31,
	2024		2023
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per ordinary share:
Numerator:
Allocation of net (loss) income	$(3,404)	$(264,107)	$950,290	$402,303
Denominator:
Basic and diluted weighted average ordinary shares outstanding	81,520	6,325,000	14,940,427	6,325,000

Basic and diluted net (loss) income per ordinary share	$(0.04)	$(0.04)	$0.06	$0.06

Income Taxes

The Company follows the guidance for accounting for income taxes under FASB ASC 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of March 31, 2024 and December 31, 2023. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of March 31, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States of America. As such, the Company’s tax provision was zero for the period presented. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company but rather on the individual owners. United States (“U.S.”) taxation would occur on the individual owners if certain tax elections are made by U.S. owners and the Company were treated as a passive foreign investment company. Additionally, U.S. taxation could occur to the Company itself if the Company is engaged in a U.S. trade or business. The Company is not expected to be treated as engaged in a U.S. trade or business at this time. Consequently, income taxes are not reflected in the Company’s consolidated financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 - INITIAL PUBLIC OFFERING

On December 13, 2021, the Company consummated its Initial Public Offering of 22,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $220.0 million, and incurring offering costs of approximately $19.0 million, of which $12.1 million was for deferred underwriting fees for costs relating to the Initial Public Offering. On December 21, 2021, the underwriters, pursuant to the full exercise of the over-allotment option, purchased 3,300,000 Units. The over-allotment units were sold at the offering price of $10.00 per Unit, generating additional gross proceeds to the Company of $33.0 million. The Company incurred additional offering costs of approximately $2.1 million in connection with the over-allotment, of which approximately $1.8 million was for deferred underwriting commissions (see Note 5).

Each Unit consists of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).

NOTE 4 - RELATED PARTY TRANSACTIONS

Founder Shares

On May 26, 2021, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain expenses in consideration for 7,187,500 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). On September 20, 2021, the Sponsor surrendered an aggregate of 1,437,500 Class B ordinary shares to the Company’s capital for no consideration, and on December 8, 2021, the Sponsor effected a share capitalization, resulting in the Sponsor holding an aggregate of 6,325,000 Class B ordinary shares. In December 2021, the Sponsor transferred to Nomura Securities International, Inc. (“Nomura”), the underwriter of the Initial Public Offering, an aggregate of 474,375 Founder Shares at the Sponsor’s original purchase price of $1,500, subject to forfeiture by Nomura if the Initial Public Offering was terminated or if Nomura was not the underwriter of the Initial Public Offering. As a result, the Sponsor holds 5,850,625 Founder Shares and Nomura holds 474,375 Founder Shares. Up to 825,000 Founder Shares were subject to forfeiture to the extent that the over-allotment option is not exercised in full by the underwriter, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. On December 21, 2021, the underwriters fully exercised the over-allotment option to purchase an additional 3,300,000 Units. As a result, the 825,000 Founder Shares are no longer subject to forfeiture.

The Company determined that the excess of the fair value of the Founder Shares acquired by Nomura from the Sponsor over the price paid by Nomura should be recognized as an offering cost by the Company in accordance with SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offerings.” The allocated portion of the additional offering cost associated with the Class A ordinary shares was charged to the carrying value of Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 8,050,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $8.1 million. In connection with the full exercise of the over-allotment option on December 21, 2021, the Sponsor purchased an additional 825,000 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant, generating additional gross proceeds to the Company of $800,000, and the remaining $25,000 was a receivable. This receivable amount was offset against the Note (as defined below).

Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Promissory Note - Related Party

The Sponsor agreed to loan the Company up to $500,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note, dated May 26, 2021, and amended on October 26, 2021, (the “Note”). This loan was non-interest bearing and payable on the earlier of March 31, 2022, or the completion of the Initial Public Offering. As of the date of the Initial Public Offering, the Company had borrowed approximately $453,000 under the Note. In December 2021, subsequent to the Initial Public Offering, the Company repaid $200,000 on the Note and also offset the $25,000 receivable related to the Private Placement Warrants against the Note. As a result, as of December 31, 2021, the Company had approximately $228,000 outstanding on the Note, which was due upon demand. In March 2022, the Company repaid the remaining balance of the Note to the Sponsor. As of March 31, 2024 and December 31, 2023, the Company had no outstanding balance under the Note.

On December 9, 2022, in connection with the extension of the deadline for the Company to complete its initial business combination to March 13, 2023, the Sponsor funded an extension payment for $2,530,000 into the Trust Account. This amount is non-interest bearing and payable on the completion of the Business Combination. The funds were deposited directly into the trust account. As of March 31, 2024 and December 31, 2023, the balance of the loan was $2,530,000 and $2,400,489, respectively.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to it. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of March 31, 2024 and December 31, 2023, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

On December 8, 2021, the Company entered into an agreement with the Sponsor, pursuant to which the Company agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month through the earlier of the consummation of the initial Business Combination and the Company’s liquidation. For the three months ended March 31, 2024 and 2023, the Company incurred and accrued expenses of $30,000 and $30,000, respectively, under this agreement. As of March 31, 2024 and December 31, 2023, the Company had an outstanding balance of $150,000 and $120,000 under this agreement, respectively, which is included in “Accounts payable and accrued expenses” on the accompanying balance sheets.

Due from Related Party

On June 20, 2023, the Company was paid the $1,057,397 due from related party in full and the amount owed to the Company was transferred into the Company’s operating bank account.

As of March 31, 2024 and December 31, 2023, the Company had a balance of $0, due from a related party to support the Company’s operations. The balance was unsecured and non-interest bearing.

Advances from Sponsor

During the three months ended March 31, 2024, the Sponsor paid for operating expenses on behalf of the Company. These amounts are reflected on the consolidated balance sheets as advances from Sponsor. The advances are non-interest bearing and are payable on demand. As of March 31, 2024, the Company had advances owed to the Sponsor in the amount of $214,177. As of December 31, 2023, the Company had no advances owed to the Sponsor.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods with respect to such securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter was entitled to an underwriting discount of $0.10 per Unit, or $2.5 million in the aggregate, paid upon the closing of the Initial Public Offering (including over-allotment). In addition, $0.55 per unit, or $13.9 million in the aggregate, will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On January 26, 2023, the underwriter agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amount will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

On January 26, 2023, Nomura Securities International, Inc. (“Nomura”) the underwriter for the initial public offering of the Company, pursuant to a letter dated as of the same date, waived its entitlement to the payment of the deferred underwriting discount then payable to Nomura in connection with the initial public offering and pursuant to the prior underwriting agreement between Nomura and the Company dated December 8, 2021. Other than such waiver, the letter did not waive any rights or obligations of the Company or Nomura which survive the termination of the underwriting agreement.

Risks and Uncertainties

Management also continues to evaluate the impact of the volatility and disruptions in the financial markets caused by, among other things, the ongoing conflict in Ukraine, rising interest rates and mounting inflationary cost pressures and recessionary fears. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these consolidated financial statements.

Termination of Previously Planned Merger Agreement

As previously announced, on May 22, 2023, the Company., GGAC Merger Sub, Inc., a Florida corporation and newly formed wholly-owned subsidiary of GGAA (“Merger Sub”); NextTrip Holdings, Inc., a Florida corporation (“NextTrip”); and William Kerby, solely in his capacity as the representative for NextTrip’s shareholders as discussed in the Plan of Merger entered into an Agreement and Plan of Merger (the “Plan of Merger”) with the Company.

The Plan of Merger had contemplated that the Company and NextTrip would engage in a series of transactions pursuant to which, among other transactions, Merger Sub would merge with and into NextTrip, with NextTrip continuing as the surviving entity upon the closing of the transactions contemplated by the Plan of Merger, and becoming a wholly-owned subsidiary of the Company.

Effective as of August 16, 2023 and in accordance with Section 7.1(a) of the Plan of Merger, GGAA and NextTrip mutually agreed to terminate the Plan of Merger, pursuant to the terms of a termination agreement entered into by and between each of the parties to the Plan of Merger (the “Termination Agreement”). Additionally, under the Termination Agreement, each of GGAA, Merger Sub and the Purchaser Representative, released NextTrip, the Seller Representative, and each of their representatives, affiliates, agents and assigns, and each of NextTrip and the Seller Representative released GGAA, Merger Sub, the Purchaser Representative, and each of their representatives, affiliates, agents and assigns, for any claims, causes of action, liabilities or damages, except for certain liabilities that survive the termination pursuant to the terms of the Plan of Merger, or for breaches of the Termination Agreement.

On November 20, 2023, the Company, entered into that certain Contribution and Business Combination Agreement (the “Agreement”), by and between the Company and the Sponsor pursuant to which, among other things, (a) the Sponsor will contribute, transfer, convey, assign and deliver to the Company all of the Sponsor’s rights, title and interest in and to a portfolio of patents acquired by the Sponsor pursuant to that certain Patent Purchase Agreement, effective as of September 21, 2023 (as amended by the First Amendment to Patent Sale Agreement dated November 14, 2023 and as it may be further amended from time to time, the “Patent Purchase Agreement”), by and between the Sponsor and MindMaze Group SA, a Swiss corporation (“MindMaze”), and which includes (i) the Assigned Patent Rights, including the Additional Rights, as such terms are defined in the Patent Purchase Agreement, and (ii) all other intellectual property rights acquired by the Sponsor under the Patent Purchase Agreement, and (b) the Company will pay to the Sponsor one thousand dollars ($1,000) and will assume and agree to perform and discharge all of the Sponsor’s obligations under the Patent Purchase Agreement, including the obligation to pay to MindMaze a purchase price of $21 Million (the “MindMaze IP Purchase Price”) on or prior to May 31, 2024 (the “Outside Date”) and the obligation to share certain revenues with MindMaze, on the terms and subject to the conditions set forth in the Patent Purchase Agreement (collectively, the “Transaction”). The Company and the Sponsor then amended the Agreement, extending the Outside Date to August 30, 2024.

On May 21, 2024, the Company convened an extraordinary general meeting of shareholders (the “May 2024 EGM”). There were 5,852,011 ordinary shares of Genesis SPAC present at said meeting in person or represented by proxy, which is 91.34% of the total outstanding shares, constituting a quorum. The Company put forth to a vote for approval of the Business Combination with Sponsor (as described above), a vote to change the name of the Company to “NeuroMind AI Corp” and a vote to adjourn the May 2024 EGM. All proposals were approved during the May 2024 EGM.

NOTE 6 - SHAREHOLDERS’ DEFICIT

Preference shares - The Company is authorized to issue 5,000,000 preference shares, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2024 and December 31, 2023, there were no preference shares issued or outstanding.

Class A Ordinary shares - The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of March 31, 2024 and December 31, 2023, there were 81,520 Class A ordinary shares issued and outstanding, all of which were subject to possible redemption and were classified outside of permanent equity in the accompanying balance sheets.

Class B Ordinary shares - The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each Class B ordinary share. As of March 31, 2024 and December 31, 2023, there were 6,325,000 Class B ordinary shares issued and outstanding, which amounts have been retroactively restated to reflect the shares surrender on September 20, 2021, and the share capitalization on December 8, 2021, as discussed in Note 4.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares have the right to vote on the appointment of the Company’s directors prior to the initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have redemption rights or be entitled to liquidating distributions from the Trust Account if the Company does not consummate an initial Business Combination) at the time of the Company’s initial Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of our Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares, or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the sponsor, its affiliates or any member of the Company’s management team upon conversion of working capital loans (if any). In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

Warrants - As of March 31, 2024 and December 31, 2023, 12,650,000 Public Warrants and 8,875,000 Private Placement Warrants were outstanding.

The Public Warrants will become exercisable at $11.50 per share 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreements; provided that if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and in the case of any such issuance to the Company’s Sponsor or their affiliates, without taking into account any Founder Shares held by the Company’s Sponsor or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described below under “Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Except as described below, the Private Placement Warrants are identical to those of the warrants being sold as part of the Units in the Initial Public Offering. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will not be redeemable by the Company. Holders of the Company’s private placement warrants have the option to exercise the Private Placement Warrants on a cashless basis.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00

Once the warrants become exercisable, the Company may call the Public Warrants for redemption (except with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreements. Additionally, in no event will the Company be required to net cash settle any Warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Company determines the level in the fair value hierarchy within which each fair value measurement falls based on the lowest level input that is significant to the fair value measurement and performs an analysis of the assets and liabilities at each reporting period end.

The following tables present information about the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy:

March 31, 2024

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - Money Market Fund	$1,062,222	$—	$—

December 31, 2023

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - Money Market Fund	$1,048,582	$—	$—

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers to/from Levels 1, 2, and 3 during the period from March 17, 2021 (inception) through March 31, 2024.

Level 1 assets include investments in money market funds that invest solely in U.S. government securities. The Company uses inputs such as actual trade data, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

NOTE 8 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than below, that have occurred that would require adjustments to the disclosures in the accompanying unaudited consolidated financial statements.

On May 21, 2024, the Company convened an extraordinary general meeting of shareholders (the “May 2024 EGM”). There were 5,852,011 ordinary shares of Genesis SPAC present at said meeting in person or represented by proxy, which is 91.34% of the total outstanding shares, constituting a quorum. The Company put forth to a vote for approval of the Business Combination with Sponsor (as described above), a vote to change the name of the Company to “NeuroMind AI Corp” and a vote to adjourn the May 2024 EGM. All proposals were approved during the May 2024 EGM. The Company’s shareholders elected to redeem an aggregate of 67,883 ordinary shares in connection with the EGM.

(b) Pro Forma Financial Information.

Anticipated Accounting Treatment

The Contribution and Business Combination Agreement by and between NeuroMind AI Corp. and Genesis Growth Tech LLC will be accounted for as an asset acquisition pursuant to ASC 805. The GAAP value assigned to the Contributed Assets will be the historical carryover basis of the transferor given that the transaction will be an asset acquisition under ASC 805 and the related party nature of the transaction.

The Warrant Exchange Agreement by and between NeuroMind AI Corp. and Genesis Growth Tech LLC will be accounted for as a Warrant Modification Recognized as Compensation pursuant to ASC 815-40-55-52. The amount to be recognized as an expense will be the fair value of the 221,875,000 Class A shares issued by the Company reduced by the fair value of the 8,875,000 warrants received by the Company in the exchange.

Impact on the financial statements of the combined company

The summary unaudited pro forma financial information is for illustrative purposes only. You should not rely on the summary unaudited pro forma financial information as being indicative of the historical results that would have been achieved had the Business Combination occurred earlier or the future results that the combined company will experience.

The following summary unaudited pro forma financial information gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as an asset acquisition in accordance with ASC 805-50-25-2. Upon the completion of the Business Combination, the NeuroMind AI will account for the transfer of assets and liabilities pursuant to the guidance relevant between entities under common control. In accordance with ASC 805-50-30-5 NeuroMind AI will measure the transfer of assets and liabilities between entities under common control and will initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of Genesis Sponsor at the date of transfer on the books of NeuroMind AI. The expected transfer value of the transferred assets and liabilities is $21,000,000. Accordingly, NeuroMind AI will recognize net assets transferred in its separate financial statements on the date of the transfer and retrospectively adjusts its historical financial statements to include the net assets received and related operations, if any, for all periods during which the entities were under common control.

The summary unaudited pro forma financial information gives effect to the Warrant Exchange Agreement. Under the terms of the Warrant Exchange Agreement, Genesis Sponsor is exchanging 8,875,000 Private Placement Warrants with an estimated value of approximately $275,000 (based on the trading price of NeuroMind AI’s publicly traded warrants of $0.031 per warrant on December 29, 2023) for 221,281,250 Class A common shares with a value of $665,625 based on a probability weighted expected return method which evaluated the post-transaction equity value of the Company immediately following the closing of the Business Combination. The Warrant Exchange Agreement will be accounted for in accordance with ASC 815-40-55- which results in the recording of an expense in the amount of $390,625.

The summary unaudited pro forma financial information does not necessarily reflect what combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The summary unaudited pro forma financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma financial information reflected herein due to a variety of factors. The summary unaudited pro forma financial information is presented for illustrative purposes only.

The following tables sets out the dilutive impact on the Business Combination on the common and fully diluted share ownership of NeuroMind AI on a pro forma basis assuming completion of the Business Combination as of March 31, 2024:

Common share and fully diluted ownership prior to the Business Combination

Common Stock Ownership	Number of Shares Owned	% Ownership	Fully Diluted Stock Ownership	Number of Shares Owned	% Ownership
			Public Shareholders	81,520	0.29%
Public Shareholders	81,520	1.3%	Genesis Sponsor	5,850,625	20.95%
Genesis Sponsor	5,850,625	91.3%	Other Class B Shareholders	474,375	1.70%
Other Class B Shareholders	474,375	7.4%	Public Warrants	12,650,000	45.29%
			Private Placement Warrants	8,875,000	31.77%
Total	6,406,520	100.0%	Total	27,931,520	100.00%

Common Stock Ownership as a result of the Business Combination

	Number of Shares Owned	% Ownership
Public Shareholders	13,637	0.01%
Genesis Sponsor	5,850,625	2.56%
Warrant exchange agreement	221,875,000	97.22%
Other Class B Shareholders	474,375	0.21%
Total	228,213,637	100.0%

Fully Diluted Stock Ownership as a result of the Business Combination

	Number of Shares Owned	% Ownership
Public Shareholders	13,667	0.01%
Genesis Sponsor	5,850,625	2.43%
Other Class B Shareholders	474,375	0.20%
Warrant exchange agreement	221,875,000	92.11%
Public Warrants	12,650,000	5.25%
Private Placement Warrants	—	0.00%
Total	240,863,637	100.00%

The following table sets out summary data for the unaudited pro forma condensed balance sheet and the unaudited pro forma condensed statement of operations. The summary unaudited pro forma condensed balance sheet information is as of March 31, 2024, and gives effect to the Business Combination as if it had occurred on March, 31, 2024. The summary unaudited pro forma condensed statement of operations information for the quarter ended March 31, 2024 give effect to the Business Combination as if it had occurred on January 1, 2024.

	NeuroMind AI stand alone results	As Adjusted
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Quarter Ended March 31, 2024
Net Income (Loss) from Operations	$(267,511)	$(671,776)

Net Income (Loss) attributable to Common Shareholders	$(267,511)	$(671,776)
Net Income (Loss) per share – basic and diluted	$(0.04)	(0.11)

Weighted average shares outstanding – Class A	81,520	13,637
Weighted average shares outstanding – Class B	6,325,000	6,325,000

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of March 31, 2024
Total assets	$1,062,222	$22,062,222
Total liabilities	$5,620,162	$26,620,162
Total equity	$(5,520,162)	$(5,745,646)

Item 19. EXHIBITs

Exhibit Number	Description
2.1	Contribution and Business Combination Agreement, dated as of November 20, 2023 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-41138) filed with the SEC on November 20. 2023)
3.1*	Fourth Amended and Restated Memorandum and Articles of Association of NeuroMind AI Corp.
10.1*	Patent Purchase Agreement, effective as of September 21, 2023 (as amended) by and between Genesis Growth Tech LLC, and MindMaze Group SA
10.2*	Warrant Exchange Agreement, dated as of July 30, 2024, by and between the registrant and Genesis Growth Tech LLC,
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20FR12B and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NEUROMIND AI CORP.

August 15, 2024	By:	/s/ Eyal Perez
	Name:	Eyal Perez
	Title:	Chief Executive Office and Principal Executive Officer